FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC.
SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING:	NORTHROP GRUMMAN CORPORATION’S REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-83672)

Note: With respect to Northrop Grumman: Certain statements and assumptions in this press conference contain or are based on “forward-looking” information (that Northrop Grumman believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such “forward-looking” information includes, among other things, the statements above as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Northrop Grumman’s control. These include completion of the merger, governmental regulatory processes, Northrop Grumman’s ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. Northrop Grumman’s operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, Northrop Grumman’s successful performance of internal plans; government customers’ budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support, information technology; naval vessels, space systems and related technologies, as well as other economic, political and technological risks and uncertainties and other risk factors set out in Northrop Grumman’s filings from time to time with the Securities and Exchange Commission, including, without limitation, Northrop Grumman reports on Form 10-K and Form 10-Q. In addition, there can be no assurance: regarding the completion of the merger or other transactions described, the receipt of necessary government approvals, or the satisfaction of any other conditions to the merger.

Note: With respect to TRW: This transcript contains certain “forward-looking statements” that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. However, TRW shareholders should be aware that the preparation of any forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside of TRW’s control. Further, TRW’s results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and determination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumers debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers and suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the ability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: regarding the completion of the merger, the receipt of necessary government approvals, or the completion of the sale of the aeronautical systems business. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such factors and assumptions to be realized may also cause actual results to differ materially from those discussed. TRW assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law.

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW’s special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants is contained in TRW’s definitive proxy statement relating to TRW’s 2002 Annual Meeting filed with the Securities and Exchange Commission on March 4, 2002 on Schedule 14A, and certain additional information concerning such participants will be contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. that will be filed with the Securities and Exchange Commission.

This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the JOINT PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW’s proxy statement and other documents filed by TRW with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.

This transcript is neither an offer to purchase nor a solicitation of an offer to sell shares of TRW or Northrop Grumman stock. Northrop Grumman and TRW will file and deliver all forms, proxy statements, notices and documents required under state and federal law with respect to the merger described in the press conference.

The following is the transcript of a press conference held on July 1, 2002.

GASTON KENT: OK. Thank you very much. Once again, welcome. The purpose of this call is to discuss Northrop Grumman’s acquisition of TRW.

Before we begin, we would like you to understand that some of the matters and especially the expectations discussed on this call constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect the company’s views with respect to future events and prospective financial performance, including the successful integration of Northrop Grumman and TRW operations. Forward-looking statements involve risks and uncertainties, and the actual results of the company may differ materially from the results expressed or implied by the forward-looking statements. A more complete expression of these risks and uncertainties is contained in the company’s SEC filings, including the Form 10-K and Forms 10-Q, among others. Particular attention should be paid to the “MD&A” and the “risk factors” sections of these filings. Documentation for the transaction will be filed shortly. You should also review those documents closely.

This conference call is open to anyone who wishes to listen. It is also being simultaneously Webcast on the Northrop Grumman Web site, which can be found at NorthropGrumman.com, and TRW’s Web site at TRW.com. It will also be archived on the Web pages for several days if you want to review it.

I would like to welcome any individual, investors or press who may be listening. Let me set some ground rules for the call. As I said, all may listen to this call in real-time, including the Q&A session at the end. However, in the interest of time, only institutional investors will be able to pose questions. All can hear the questions and the answers. A press conference will be held at 11:00 a.m. Eastern Time. In addition, questions from the media may be addressed to Roseanne O’Brien or Frank Moore from Northrop or the appropriate personnel at TRW.

As most of you are aware, the acquisition is subject to approval of shareholders of both companies as well as subject to EU approval and review under Hart-Scott-Rodino, a process that was begun in March. We will file an amendment to our current S-4 registration statement soon.

On the call today are Kent Kresa, our Chairman and CEO, Phil Odeen, the Chairman of TRW, and Dick Waugh, Northrop Grumman’s CFO. Kent and Phil have a few prepared remarks, after which we will have a question-and-answer session, which I will come back up and moderate. With that, I’ll turn the call over to Kent Kresa. Kent.

KENT KRESA, CHAIRMAN, CEO, NORTHROP GRUMMAN: Well, thanks a lot, Gaston, and welcome to all of you.

As you saw from today’s announcement, Northrop Grumman and TRW have reached an agreement, whereby Northrop Grumman will acquire all of the outstanding shares of TRW for a value of $60 per share of Northrop Grumman stock. In addition to offering full value to the shareholders of TRW and future participation in the exciting prospects of the combined Northrop Grumman, this merger enhances the competitive landscape in areas most critical to our nation’s future defense.

This is a potent combination of superior technology and employee talent, one that will yield powerful solutions in response to the challenges of 21st century national defense and homeland security. At the same time, we are strengthening the competition in our industry. There’s no doubt in my mind that the combination of the two companies is in the best interests of the shareholders and employees of Northrop Grumman and TRW. But just as important, it is in the best interests of the country’s national defense and homeland security.

Many of you have heard me say over the last several months that Northrop Grumman has a great future with or without TRW. This is clearly demonstrated by our recent contract wins across the board, including the DDX, Deepwater and the Joint Strike Fighter. At the same time, I cannot convey strongly enough the excitement we feel over what Northrop Grumman and TRW can accomplish together.

The acquisition of TRW adds an additional critical node space to our robust platform and systems capabilities on the ground, on the sea and in the air. The future is just that much brighter for us and our new colleagues and fellow shareholders from TRW.

We’ve talked about the transformation of Northrop Grumman, which started in the early 1990s. With every acquisition, the transformation has become more complete and more compelling. We aggressively pursued our strategic vision over the last decade. Our goal has been to put Northrop Grumman in the best possible position to capture the benefits of a transformational and accelerating defense spending cycle. Our strategy has been on target and, we believe, is very well timed.

TRW’s space and information technology businesses will further enhance our position and participation in some of the fastest growing areas of the defense budget. The final transaction price of $60 per share reflects our excellent impressions from nearly a month of detailed due diligence — investigation and analysis where we examined corporate structure, operations, contracts, environmental issues and personnel benefits. As we have said before, we plan to either spin or to sell TRW Automotive as a financially viable company. Our analysis and estimates are based on the divestiture of TRW Automotive simultaneously with the close of the transaction. The price also reflects the sale of the aeronautical systems business, as already negotiated between TRW and Goodrich, which is expected to close in the fourth quarter as well.

We’re confident that neither the Department of Defense nor the regulatory authorities at home or abroad will have significant antitrust concerns, and we expect the acquisition to close during the fourth quarter of this year.

As we did in Litton and Newport News acquisitions, we will initially run the TRW Systems and Space & Electronics businesses as a separate operating sector within the company, reporting to me. The integration of Litton and Newport News as well as Aerojet, fortunately, is complete from a management and organizational perspective. We have made all the hard decisions and are now in the implementation process, which are now being managed as normal projects within the operating elements of the company.

With TRW, we will work to quickly integrate appropriate operations and systems. Although revenue synergies rather than cost synergies is the real major driver of this transaction, we expect to achieve cost savings in the range of $50 million to $100 million per year. We believe that the space and electronics business should, over time, be able to achieve margin rates comparable or higher than our current electronics sector and consistent with their past performance. The TRW Systems business should continue to produce margins superior to our current IT segment due to the higher margin mix of their businesses.

On the balance sheet side, by the end of the 2003 and after taking into account the $1 billion B-2 tax payment, we expect to be near or below the low end of our target capitalization range of 30 to 40 percent total debt to capital, a level that easily supports our current investment grade rating. Debt to total cap was approximately 40 percent at the end of the first quarter. With the strengthened cash generation capability of the combined enterprise, we expect cash from operations in 2003 prior to the B-2 related tax payment of about one million and a quarter — I guess it’s a million quarter billion dollars. Over the next several years, we expect to see average cash from operations of over $2 billion per year. With this strong cash generation, by 2006, should we choose to, we could be out of debt entirely.

With our expectation of closing at year–end, we are maintaining our current financial guidance for 2002, economic earnings per share of $6.60 to $7.10. With an expected full year combined operations and assuming a simultaneous close of the sale of the aeronautical systems business to Goodrich and the separation of TRW Auto on December 31, 2002, we are targeting economic earnings per share in 2003 of $7.75 to $8.30 and GAAP earnings between $6 and $6.55, with double digit growth in both economic earnings and GAAP earnings per share in 2004. Again, these are pro forma estimates based on the assumptions that I have mentioned.

Going forward, Northrop Grumman will be the nation’s second largest defense contractor, with estimated revenues of $26 billion to $27 billion in 2003, growing to $29 billion to $30 billion in 2004, one of three major contracts in space and missile defense, the nation’s largest shipbuilder, the largest information technology provider to the federal government, and a strong overall competitor in all other areas of the defense budget, with the most diversified and well-balanced portfolio in our industry. With the significant program wins that Northrop Grumman has achieved in the last year of JSF and DDX and Deepwater, plus the significant growth expected in space and missile defense as well as homeland security, the outlook for this company is very bright indeed.

To the employees of TRW who will be joining us, I would like to say welcome to Northrop Grumman. Our expectations are high and our and your futures are bright together. We believe you will find Northrop Grumman to indeed be a great place to work, with significant opportunities for personal growth and success. We and TRW are very excited about this transaction and the future.

And now, I’d like to turn this podium over to Phil Odeen, the Chairman of TRW, to give you his perspective of the transaction. And then we’ll all, along with Dick, be prepared to answer your questions. Phil.

PHILIP ODEEN, CHAIRMAN, TRW: Thank you very much, Kent, and good morning to all of you. It’s good to see a lot of familiar faces out there, and we appreciate your joining us today.

Let me just first say how pleased I am to be here with Kent to announce the merger of TRW with Northrop Grumman. Northrop Grumman’s a great company, and the fit with TRW creates a powerful, very competitive company focused on the defense, intelligence and related technology markets. As I think many of you know, our companies have had a number of discussions over about five years. We both recognize this combination had great potential. It took a while to happen, but I’m very excited about the prospects for the new combined — the new Northrop Grumman.

The new Northrop Grumman will possess an even broader set of capability to serve our customers, as Kent pointed out. We bring to them great strength in communications from space to the land battle field to local emergency command centers, missile defense, including a range of laser weapons, space base warning systems and the battle management system for the mid-course defense system, intelligence capabilities ranging from space based systems to extensive data management and analysis capability and a major role with customers such as the Missile Defense Agency and the Army and other non-defense civil agencies - civil federal agencies — where Northrop Grumman has a much more limited role.

This merger is a culmination of TRW’s boards unwavering commitment to shareholder value. It played out over, of course, the last four months. Our value enhancement plan announced in March was pursuing an aggressive program to reduce our debt and separate into two freestanding companies, at the same time evaluating other strategic options.

We made great progress on our plan, reaching an agreement to sell Aeronautical Systems and beginning the process to separate Automotive, and all of this while meeting or exceeding our commitments with strong operating and cash flow performance. Ultimately, our board determined unanimously that combining with Northrop Grumman would clearly provide the best value for our shareholders.

Again, I’m pleased to be here with Kent today. It’s a great event. And I look forward to responding to your questions. Thank you.

KENT: Thanks, Phil and Kent. OK. We’ll now take ...

OPERATOR: Thank you. Ladies and gentlemen, if you have a question at this time, please press the one key on your touch-tone telephone. If your question has been answered or wish to remove yourself from the queue, please press the pound key. Once again, if you have a question at this time, please press the one key.

UNIDENTIFIED PARTICIPANT: (OFF-MIKE)

KENT: Let me repeat the question first for the caller, Kent (INAUDIBLE). The question was the revenue line of 2003 at $26 billion to $27 billion looks like maybe some increase in the overall guidance as far as both legacy Northrop and TRW’s concerned.

KRESA: Yes. Steve (ph), we are up a little bit, as you well know. When we gave our guidance, of course, we had factored some of the wins that have now been put into the win column for the corporation. So, it is up some. This is a slightly grown number. I think it’s probably $500 million more, maybe $750 million. But, yes, it is up slightly, but it’s directly a result of the wins that we’ve had in the last few months.

KENT: Right here.

UNIDENTIFIED PARTICIPANT: (OFF-MIKE).

Can you talk a little bit about TRW’s (INAUDIBLE) you will be providing ...

KENT: OK. The ...

UNIDENTIFIED PARTICIPANT: (OFF-MIKE).

KENT: OK. The question concerns TRW’s bonds and how they will be assumed by Northrop Grumman. Dick.

RICHARD WAUGH, CHIEF FINANCIAL OFFICER, NORTHROP GRUMMAN: Let me say we’re studying that. We would expect that either on the spin or sale of TRW Auto that an appropriate portion of debt would go with them, which would be their corporate bonds. With regards to guarantees, I don’t have a comment on it at this point.

UNIDENTIFIED PARTICIPANT: (OFF-MIKE).

WAUGH: Quite frankly, we’re going to be chatting with the rating agencies today, but we don’t see any reason why they will be anything but favorable towards this transaction.

KENT: Right here. Sam.

SAM: Can you talk about — you talked about $50 million to $100 million in savings. What kind of (INAUDIBLE) and then also what kind of cash ...

KENT: The question concerns the $50 million to $100 million of savings and what the cost of doing that and what the net effect is.

KRESA: Let me say, as you well know in terms of being a government business, generating up to $100 million in synergistic savings is not going to produce that significant a financial results at the bottom line, especially on, if you will, a $26 billion business. So, I will say that it’s an interesting question, but it’s not going to have much impact on the bottom line. And as far as the cost to create those synergies in — the bulk of those are the corporate office. And, of course, there’s not much in terms of cost with regards to the close down of the corporate office.

KENT: Byron.

BYRON: A couple of things. The electronics side of TRW (INAUDIBLE), do you expect a charge ...

KENT: The question concerns the TRW Tech Bank, what our plans for that are and if there might be any charges to exit.

ODEEN: Byron, let me just comment that we are, as you know, proceeding to invest in that, a range of very exciting technologies related to lasers, indium phosphide and so on. We think there’s great promise there. And I know we spent time with our friends at Northrop Grumman during the due diligence process discussing this — these technologies and capabilities in great detail. But beyond that, I’m not sure that you’ve addressed that issue specifically.

KRESA: Yeah. I can only say there is some real value there, which we had not been seen before. We have not made any formal decisions there. Obviously, it’s something we must look at. And it’s just premature to say, but certainly there’s some interesting things there. There may be some investments required. We may not wish to make those investments, so there may be some other mechanisms to deal with it, but there really is value in the company.

BYRON: On the cash side, you’re talking about cash from operations. You’re excluding capital expenditures — is that correct — from the (INAUDIBLE). Or what is the cap ex outlook for Northrop?

WAUGH: Yes. Our definition, if you — our definition of cash flow from operations excludes cap ex and dividends. And on a going forward basis, we would expect cap ex to be on the order of magnitude of let’s say $650 million.

UNIDENTIFIED PARTICIPANT: Yeah. The EBITDA of the combined entity is implied in my model to be over — well over $700 million with the TRW business, but it’s a little bit muddied by your increased sales from the core business. Can you detail what your maybe EBIT and EBITDA assumptions are for the acquired people (ph)?

WAUGH: The question concerns our assumptions on EBIT and EBITDA for the combined company. Yeah. Let me say we’re not going to go into today with regards to our market multiples, et cetera. Understand that we value an enterprise on a DCF basis. And so, in our projections, when we talk about the ability to improve margins over time, that goes into our analysis in terms of what we think is a fair value.

KENT: Let me switch now and see if there are any calls on the conference call. Operator, do you have a queue of questions?

OPERATOR: Our first question comes from Brian Jacobi of JP Morgan Chase.

BRIAN JACOBI, JP MORGAN CHASE: Thank you. I believe my question was asked, but I’ll try it a different way. You’re obviously looking at putting some of the debt — the TRW bonds with the auto business. Are you going to try and put all of the bonds or is it part of the bonds, or can you give us some type of color there?

WAUGH: Let me say for our modeling purposes we went with the same number that TRW is using, and that’s $2.8 billion.

JACOBI: OK. And then one other question related to that. Clearly, if - depending on how that auto business is spun out or IPO’d or so forth, clearly there could be some cash proceeds coming in the door. The intent to reduce some of the debt associated with — at TRW with those proceeds or can you give us some color there? Because clearly you’re going to get some money in the door potentially there, and that would be used to reduce some of the public bonds.

WAUGH: The answer to that is, yes, we will use proceeds. It’s — any proceeds we would receive on the sale of the business would in fact go to pay down debt.

JACOBI: OK. All right. Thank you.

OPERATOR: Thank you. Our next question comes from David Gorovitz of Wellington Management.

DAVID GOROVITZ, WELLINGTON MANAGEMENT: Hi. Good morning. My question has to do with the ability to maintain your investment grade rating, since it is right now low BBB. Can you speak a little bit to that?

KRESA: We lost that question.

GOROVITZ: It has to do with your ability to maintain your investment grade rating.

KRESA: OK. Well, let me say we feel very good about being able to do that because recognize this transaction’s not a cash or debt transaction. This is a transaction for Northrop Grumman equity. So, our ratios, if you will, vastly improve from a credit rating agency standpoint. As we said, our debt to cap at the end of 2003 is going to be near or below our low range of what we even have as a target cap of 30 percent. So, if anything, the rating agencies ought to be very pleased.

GOROVITZ: OK. Thank you.

KENT: Go ahead, operator.

OPERATOR: Thank you. Our next question comes from Cai VonRumohr of SG Cowen.

CAI VONRUMOHR, SG COWEN: Yes. Thank you and congratulations. Your guidance of $7.75 to $8.30 for next year, could you tell us what’s your assuming regarding auto? Because presumably that would be included — results would be included in the numbers. And if you assume the spin and they’re not included in the numbers, how much cash or value have you assumed? Because clearly we need to know one or the other to see how we get to that number.

WAUGH: Thank you, Cai. Let me say with regards to our assumptions, our assumptions for our modeling, as we noted, is that the — at the close of the transaction, that is, our transaction with TRW, there will be a simultaneous sale of the automotive business. And obviously the aero structure business will have closed either before or on that date also. With those assumptions, for our modeling purposes, yes, there is a value for the business on the sale of auto, but everybody got to understand that that’s being actively marketed and it would not be in our — appropriate for us to talk about what we think that value is in an open forum. I will say, though, we’ve put a very conservative value in terms of what we think that business could be sold for. That’s about as far as I can go on that.

VONRUMOHR: OK. Thank you. And then if you could follow-up. You talked of operating cash flow of $1.250 billion next year and $2 billion plus after. That would be operating cash flow for Northrop excluding auto and aero. And if so, can you kind of give us some help as to how much you’d get from the TRW defense operations? Because $2 billion, you know, looks to be a higher number than I think I would have guessed including both.

WAUGH: Well, as you know, next year we have the B-2 tax payment. If you get out beyond next year, we would expect our cash flow from operations to be on the order of magnitude of a couple of billion of dollars a year, which about 25 percent of that’s associated with TRW.

VONRUMOHR: Thank you very much.

KENT: OK. Let’s switch back to the room now for any other questions. Yes.

UNIDENTIFIED PARTICIPANT: (OFF-MIKE).

KENT: The question is will we parse our sales projections between TRW and Northrop.

UNIDENTIFIED PARTICIPANT: (OFF-MIKE).

WAUGH: No. We think it’s appropriate to look at us on a going forward basis as to who we are. So — and, of course, our stock’s going to be valued on the basis of the combined entity going forward. Again, our prior projections for Northrop haven’t changed. If anything have improved, as Kent has said. But, no, I’m not going to go into a delta analysis on that.

KENT: Let’s get in here.

UNIDENTIFIED PARTICIPANT: On your assumptions for 2003, how much of cost related (ph) is affecting (ph)? You have ...

KENT: The question is how much of our cost basis for next year in our modeling is based on the tech bank.

WAUGH: I’m going to be embarrassed to say I don’t know that number. It’s - obviously, TRW right now, as they’ve announced, are looking very strongly at the expenditure level for those businesses. And they’re obviously pruning and obviously going to maintain where it makes sense and they’re pruning where it doesn’t. Our baseline is in terms of a valuation approach, which goes beyond one year, is we’re looking at they ought to be earning the same kind of margins or better in certain areas than even Northrop Grumman is being able to experience. And with that, obviously, we’re going to look very heavily at what kind of investments are made in the kind of the commercial side of the house.

KENT: A follow-on.

UNIDENTIFIED PARTICIPANT: A follow-on. Regarding TRW’s original plan, they had some other non-core asset divestitures (INAUDIBLE) $100 million or $200 million. Are there still other assets ...

KENT: The question is are there any other properties subject to acquisition other than aerospace and auto.

KRESA (?): We’re not making that assumption at this home, but there’s nothing that came up. But I’m sure there’ll be some things as we look in great detail, and we will — as we get closer into everything on what makes sense. We — but none of our assumptions are that we’ll do that.

KENT: Here. Yes.

UNIDENTIFIED PARTICIPANT: When Northrop announced the initial offer with TRW, there were press reports about TRW (INAUDIBLE) due diligence, how comfortable are you with that liability? (INAUDIBLE) even after the auto business ...

KRESA: Right. The ...

KENT: Let me repeat the question. The question concerns the asbestos liability from TRW, what our assumptions and how comfortable we are with that liability.

KRESA: We certainly understood that concern and had a similar concern and was one of the very important elements of our due diligence was to look at this in great detail. We hired literally an army of experts of various types, legal and other, to help in that regard and spent a lot of time on that issue. At the end of that analysis, we were quite comfortable that the statements that the TRW board was making that was not material was indeed correct, that the protections and the way they’ve structured things and all the elements, both legal and others, were extremely well put together. And we agreed with their position. Clearly, with the spin-off of a very viable TRW Auto business where that resides, it — as a very strong entity, of course, that’s any — if any residual elements may be there, it flows into that organization and is part of the whole auto environment — auto industry environment, if you want to think about it in that regard. So, it’s even a further thing. But frankly, we agreed — we agree with the TRW board and the statements they have made previously. Do you want to comment at all?

ODEEN: No. I think — let me just say that we were very confident that the liability was de minimus. And we took Northrop Grumman through a very detailed due diligence process, looking at all of the issues, the cases, the insurance coverage and so on. And I think others who looked at it had the same reaction, that they were very comfortable with our assumptions that it was not material.

KENT: Byron, you had a question.

BYRON: Can you talk a little bit about the (INAUDIBLE) included in the ...

KENT: The question concerns sales synergies and any particular programs we might be looking at.

KRESA: As I talked to today, Byron, we have not included any sales synergies in this transaction nor in the numbers that we have given you here today. They’re all in the upside. There are clearly some, particularly in missile defense. There are some others in homeland security, but they’re not a part of any of the elements that we’ve talked of today. I would say that’s an exciting upside.

KENT: Sam.

SAM: You had filed HSR documentation a couple months ago. Based on any feedback you’ve gotten from that, are there any divestitures planned? Were you thinking about the 2002 sales guidance ...

KENT: The question is are there any divestitures planned as a result of the HSR process?

KRESA: We don’t believe that there will be any divestitures required with respect to that, certainly nothing that would be material. And, therefore, there have been none included here, nor do we believe there will be any.

KENT: Over here.

UNIDENTIFIED PARTICIPANT: Could you review the timeline to completion ...

KENT: Timeline to completion of the transaction.

KRESA: Well, it’s a little choppy, but we have several elements to deal with. The critical ones are, of course, HSR and the EU activity. We are unfortunately moving into the summer period in the EU filing, so it could delay it into the third quarter before that really gets rolling. We are into the second request phase of HSR, so we have to see how rapidly we’ve been producing all the documents they require and so forth. But I think the issues are well open and understood now on the part of the government, so I think that can move rapidly. But in any event, we’re sort of postulating all of that sort of in the third quarter. We have the shareholder votes of both companies that need to occur. That has to be scheduled appropriately as we see how the HSR process is going. And those are the principle elements, I think of the — that I can think of.

So, we hope to be able to close at — the earliest would be the late third quarter, but we think realistically it’ll be fourth quarter. And so, all the numbers that we’ve given you is sort of assuming, well, what’s the world look like this year as two separate companies and next year as this totally different element with no auto involved in Northrop Grumman. So, that’s the timeline as I see it.

KENT: OK. Let’s switch back to the conference call for a moment – operator.

Operator, you have any questions?

OPERATOR: Our next question comes from Richard Saxton of Bloomberg.

RICHARD SAXTON, BLOOMBERG: What about job cuts, especially in Southern California, with the merger of the two companies? What’s the job cut situation and attrition based on the Northrop takeover?

KENT: Point of order, this is an institutional investor conference. The press conference will be at 11:00. We’ll move to the next question.

OPERATOR: My apologies, sir.

KENT: OK.

OPERATOR: The next question comes from Thomas Li of Mass Mutual.

THOMAS LI, MASSACHUSETTS MUTUAL: Yes. We are bondholders both of TRW and Northrop Grumman. I’m still not very clear on your comments on whether you will guarantee the TRW’s debt. And, let’s say, unfortunately, I — my TRW debt and of the auto business. And I’m not too clear whether the auto business will be sold or would be spin off.

KENT: The question concerns the sale or spin of the auto business, which it will be.

KRESA: We are not sure. I can’t tell you today. We’re looking at all the options that are available. Certainly the one thing that I think is clear is that we will separate the auto business and we will not operate that business going forward, and it will — we will do that separation either with a sale or a spin. And our objectives are to ensure that the TRW auto business is a strong, viable company, supporting its customers and its people. That is a very positive part of it. Obviously, we want to get the maximum return for our shareholders, and those are the guiding principles. And there are many ways to go forward in that. There’s lots of interest in this business. Fortunately, the TRW folks have been looking at this aggressively for the last several months, as have we, so that there’s a lot of energy that’s already put into this process. And we are going to continue with that momentum to find the right solution so that we can do the separation essentially simultaneously with the acquisition of the business.

LI: Can I make one more comment? The stockholders of TRW comes out very well on this transaction. But as a bondholder of TRW, I may end up with the TRW auto business, and that’s a chance that TRW’s auto business can be sold or will be sold to a finance buyer in a sense that there’s a chance that my TRW can become an auto bond that is way below investment grade. Will that happen?

KRESA: Again, let me say that our comments are — our comments today are that we — whether it’s sold or whether it’s spun, we expect it to be a very strong creditworthy company. That’s the extent of the comment I can make today.

LI: Thank you.

KENT: Next question, operator.

OPERATOR: There appear to be no more questions from investors at this time.

KENT: OK. Thank you. We’ll go back to the room. Over here.

UNIDENTIFIED PARTICIPANT: Yes. Just a follow-up (INAUDIBLE). How much ...

KENT: I think I’m going to cut in there and say we’re not going to answer that question. OK.

Back here.

UNIDENTIFIED PARTICIPANT: (OFF-MIKE).

KENT: Is the offer an exchange offer is the question. Dick, do you want to      ...

WAUGH: I’m going to give an answer I hope is an answer. We’re just tendering for Northrop — we’re tendering for TRW stock, period. So, we’re tendering for the whole company. Again, in the meantime, we — prior to closing that tender, our expectation is that we will have either sold or in the plans of spinning automotive.

KENT: Right here.

UNIDENTIFIED PARTICIPANT: (OFF-MIKE).

KENT: The question is how would our guidance for ‘03 change if auto is spun rather than sold.

WAUGH: Again, our analysis at this point in time is not — assuming that assumption, if we in fact turn to that assumption, we’ll obviously give you that analysis at that time.

KENT: Yes. Chris.

CHRIS (ph): (INAUDIBLE) includes both the sale ...

KENT: The question is there’s a material difference between the two. Is the range that we gave include both assumptions?

UNIDENTIFIED PARTICIPANT: I thought you were going to ask the question.

KENT: OK. That was the question. The answer is there’s an obvious difference because some level of value goes to the shareholders in a different form, in a different stock. So, yes, that would clearly affect the guidance that we’ve given as far as NOC is concerned, the stock itself. All right. We’re just not prepared to say what that difference would be. But clearly if it’s a spin, that level of value goes to the shareholders as a separate piece of paper.

KRESA: Let me say if there’s a spin the only thing it’d really change is obviously our capital structure and the implications of that. However, if there’s a spin, as Gaston is saying, our shareholders will in fact receive value in the stock of TRW Automotive. So, I mean, you’re kind of partialling the value of Northrop Grumman at that moment in time if in fact we do a spin.

WAUGH: Yeah. The model that we gave had no operating numbers from auto. So, the only thing it would change would be the capital structure itself.

CHRIS (ph): (OFF-MIKE).

KRESA: That’s correct. Certainly. Yeah. Depending on what we eventually come out with — and it has to be in the best interest of our shareholders. Whichever turns out to give the greatest value would be assumptions that the company that will go forward is a viable company with a strong balance sheet so that it can compete in its marketplace and serve its shareholders and customers. So, those criteria have to be met. There are — there’s a panoply of things that can be done. We are not in a position to say which is the best. There’s lots of negotiations to do across all of those dimensions. We really can’t discuss it here because we have lots more to do. But we wanted to certainly give you a feeling for what the value of this enterprise is, and that’s certainly — that’s making assumption of the sale at a conservative number.

WAUGH: And again, if you look at the value of automotive and come up with your own value against a total value of Northrop Grumman, if you’re off a little bit, just recognize that it’s off a very small piece of the value of Northrop Grumman.

KENT: Any other questions? Byron.

BYRON: (OFF-MIKE).

KENT: The question is how do we get the space and electronics margins up equivalent to the Northrop Grumman electronics margins. Is it strictly the tech bank, or are there other actions to take?

KRESA: The tech bank is certainly a major piece. What kind of investments we would continue to make in that area with no returns, which is sort of the tech bank situation. And we have to make some decisions there, and will. Actually, the company is making similar decisions right now as they have moved forward to improve their margin structure over the last several months. So, yes, certainly that’s part of it. It’s making an assumption with respect to being able to return the business to a very strong return business for whatever the investments may be and not have sort of a separate piece here with just investment with no return.

WAUGH: If you look historically at TRW’s business also, the margins were at those levels previously.

UNIDENTIFIED PARTICIPANT: (OFF-MIKE).

KRESA: No. No. We’re talking about ...

WAUGH: We’re talking base to base.

KRESA: We’re taking just the base business that we have — we’ve been able to see through due diligence what the operating returns are, are certainly within a range that we believe we can continue to get to without leakage.

KENT: A couple more questions. George.

GEORGE: In the GAAP earnings number ...

KENT: The question concerns 2003 GAAP earnings and what those are assumption as far as pension income or expense for the combined corporation.

WAUGH: Yes. Let me — sad to say, as we know the market is not doing well on a large — a very large base of assets that we’re managing. We were doing well against our benchmarks, but the benchmarks are sadly under water in terms of what our investment return assumptions are. And as you noted, Northrop was thinking for this year that we may be going from pension income to a very small pension expense where in fact we are having pension income this year, about $100 million if I recall — $95 million. But going forward in our assumptions - and again, it’s an assumption because it depends on how the year comes out, et cetera, et cetera. But going forward, we’re assuming pension expense as opposed to pension income. So, our pension expense in there is on the order of magnitude of $170 million to $175 million a year. Recognize for economic earnings per share we still are following our definition, and that means that we’re reversing out the pension expense and coming to our economic earnings per share. If in fact it looks like in the future we are going to be going to a pension expense for a prolonged period of time, we may re-examine whether or not economic earnings is an appropriate metric for us to use going into the future. But nevertheless, that’s the modeling that we used.

KENT: George.

GEORGE: Is there any difference from the tax perspective (INAUDIBLE) spin-off for auto ...

KENT: The question is, is there a tax difference between selling and spinning automotive.

KRESA: Depending on how you spin, obviously, there is, but we believe that we can come close to — we will attempt obviously to maximize total return to the corporation and to the shareholders. And so, that’s also a consideration. But certainly there are ways of spinning and having tax — what do I want to say - tax losses that could occur because of the high price that that was originally acquired for.

KENT: OK. I think with that we’ll wrap this up as far as the conference call is ...

KRESA: OK.

KENT: ... concerned.

KRESA: Thank you, all, for coming. And again, we’re really excited. It’s a great day for us.

OPERATOR: Ladies and gentlemen, thank you for participating in today’s program. This does conclude the call. You may now disconnect.

END